AB 3/20

14049202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 COMMERCIAL BLVD., SUITE 200-B
(No. and Street)

LAUDERDALE BY THE SEA (City) FLORIDA (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL SCILLIA, DIRECTOR (954) 254-0044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125 (Address), MIAMI (City) FLORIDA (State) 33144 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

OATH OR AFFIRMATION

I, MICHAEL SCILLIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jehan Nicole Dowe
COMMISSION # FF 031904
EXPIRES: AUG. 18, 2017
WWW.AARONNOTARY.com

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Accountant's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

ASG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash in Bank	$ 10,016	
Accounts Receivable -		
Investment Banking	30,180	
Other	5,986	
Prepaid Expenses and Other Assets	1,693	
Property and Equipment, net of Accumulated Depreciation of $ 1,497	718	
TOTAL ASSETS		$ 48,593

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
None		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; Stated Value $10.00 Per Share 1,000,000 Shares Authorized, 8,300 Shares Issued and Outstanding	$ 83,000	
Common Stock (Voting) and Common Stock Class "B" (Non-Voting Stock)		
Authorized - 10,000,000 Shares in Total		
Outstanding- 100,000 Shares Common Shares	100	
Outstanding- 108,333 Shares of Class "B" Common Shares	108	
Additional Paid-In Capital	2,488,410	
Retained Earnings (Deficit)	(2,523,025)	
Total Stockholders' Equity		48,593
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 48,593

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

ASG SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Management Consulting Fees	$ 60,631	
Managing Broker Dealer Fees	1,334	
Total Revenues		$ 61,965
OPERATING EXPENSES		
Bad Debt Expense	$ 39,000	
Depreciation Expense	183	
Professional Fees	26,205	
Occupancy Expense	1,272	
Taxes, Other than Income Taxes	1,729	
Loss on Sale of Property and Equipment	1,380	
Other Administrative Expenses	26,995	
Total Operating Expenses		96,764
NET PROFIT		$ (34,799)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Preferred Stock		Common Stock Voting and Class "B"		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance - January 1, 2013	10,440	$ 104,400	100,000	$ 100	$ 2,477,010	$ (2,488,226)	$ 93,284
Cancellation of Preferred Stock	(2,140)	(21,400)	-	-	11,400	-	(10,000)
Issuance of Class "B" Stock	-	-	108,333	108	-	-	108
Net (Loss) for the Period	-	-	-	-	-	(34,799)	(34,799)
Balance - December 31, 2013	8,300	$ 83,000	208,333	$ 208	$2,488,410	$ (2,523,025)	$ 48,593

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

ASG SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net (Loss)	$ (34,799)	
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:		
Depreciation	183	
Loss on Sale of Property and Equipment	1,380	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	27,834	
Decrease in Security Deposit	10,000	
Decrease in Prepaid Expenses and Other Assets	6,426	
(Decrease) in Accounts Payable and Accrued Expenses	(800)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 10,224
INVESTING ACTIVITIES		
Proceeds From Sale of Property and Equipment	$ 2,040	
NET CASH PROVIDED BY INVESTING ACTIVITIES		2,040
FINANCING ACTIVITIES		
Issuance of Class "B" Common Stock	$ 108	
Cancellation of Preferred Stock, Net	(10,000)	
NET CASH (USED IN) FINANCING ACTIVITIES		$ (9,892)
(DECREASE) IN CASH		$ 2,372
CASH AT BEGINNING OF YEAR		7,644
CASH AT END OF YEAR		$ 10,016

SUPPLEMENTAL CASH FLOW DISCLOSURES

NONE

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On February 13, 2004, the Company reincorporated in the State of Florida. In July, 2004, the Company modified its business objectives, ceasing its operations in market making, institutional research, and various institutional trade execution services, while retaining its eligibility to conduct such business. The Company is presently focusing its attention on corporate finance, mergers and acquisitions and other investment banking services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities. There were no brokerage transactions during the year ended December 31, 2013.

Income Taxes - For income tax purposes, the Company will account for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, requiring that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Government and Other Regulation - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition - The Company recognizes its revenue as services are provided and collection is reasonably assured.

Subsequent Events - The Company has evaluated subsequent events through the date the financial statements are issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2013, the Company's net capital was $ 10,016, which was $5,016 in excess of its required net capital of $5,000. During the year ending December 31, 2013, the Company reported net capital in excess of it's minimum requirement for the four (4) quarterly focus reports that it filed with the regulatory authorities, and therefore in compliance with its net capital requirements..

NOTE 4 - COMMITMENTS

The Company is presently using office space on a month to month basis under an office sharing arrangement. No rentals were charged under this office sharing arrangement during the year ended December 31, 2013.

During the year ended December 31, 2013, the Company incurred $ 1,272 in rental expense separate from the above mentioned office sharing arrangement.

The Company has employment agreements with two principals to provide executive and director leadership. Their remuneration is based on amounts that vary based on levels of service provided. The agreements also provide remuneration in the form of specified commissions that depend on the type of introduced transactions. These agreements are of fixed term with renewal options available.

NOTE 5 - INCOME TAXES

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

At December 31, 2013, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2013. The Company has available at December 31, 2013, approximately $ 2,500,000 of unused operating loss carryforwards, expiring in years through 2029, that can be applied against future taxable income. This loss operating loss carryforward includes the operations of the Company prior to reincorporating in the State of Florida.

Generally, Federal and State tax authorities may examine the Company's tax returns for the three years from the date of filing. Therefore the current year and three preceding years remain subject to examination as of December 31, 2013.

NOTE 6 - PREFERRED STOCK

During the year ended December 31, 2013, the Company cancelled 2,140 shares of preferred stock for a total consideration of $10,000.

NOTE 7 - AGREEMENT WITH CLEARING ORGANIZATION

In September 2007, the Company entered into a fully disclosed clearing agreement with First Southwest Company which ended in March 2011. The Company can still use the clearing organization under different terms than a fully disclosed clearing arrangement. As of December 31, 2013, the status of the Company's relationship with this clearing organization is "inactive".

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013 the Company did not have any uninsured funds.

NOTE 9 - INVESTMENT BANKING RECEIVABLES

The Company records investment banking receivables at their face amount less allowances for doubtful accounts. During the year ended December 31, 2013, management evaluated receivables that had been recorded in the prior year and determined that $39,000 of those receivables were not collectible. Accordingly, the Company recorded a bad debt expense of $39,000 during the current year ended December 31, 2013. In the opinion of management, no allowance for doubtful accounts is required on the investment banking receivables due to the Company as of December 31, 2013.

NOTE 10 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through February 19, 2014, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Stockholders' Equity	$	48,593
Less: Non-Allowable Assets and Other Deductions:		38,577
Net Capital Before Haircuts on Security Positions	$	10,016
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f)		-
Net Capital	$	10,016

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ -	
Total Aggregate Indebtedness		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ -
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 5,016
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 4,016
Percentage of Aggregate Indebtedness to Net Capital		0.00%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

ASG SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

SCHEDULE 3

ASG SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. In September 2007, the Company entered into a correspondent agreement with First Southwest Company. There were no securities transactions during the year ended December 31, 2013.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
ASG Securities, Inc.

In planning and performing our audit of the financial statements of ASG Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 19, 2014

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of ASG Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of ASG Securities, Inc. (a Florida Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 19, 2014